Exhibit 99.1

Golden Star Reports Second Quarter 2017 Results

Fifth consecutive quarter of production growth

TORONTO, Aug. 1, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the second quarter ended June 30, 2017.

HIGHLIGHTS:

•	51% increase in gold production to 64,176 ounces in the second quarter of 2017 compared to the second quarter of 2016 ("Q2 2016")
•	Record quarterly production from the Prestea Open Pits for the fourth consecutive quarter at 31,689 ounces
•	16% increase in production from the Wassa Underground Gold Mine ("Wassa Underground") to 13,288 ounces compared to the first quarter of 2017, as the underground mining operations begin to access the B Shoot zone and the mine continues to ramp up
•	First production delivered from development ore from the high grade Prestea Underground Gold Mine ("Prestea Underground")
•	18% decrease in cash operating cost per ounce[1] to $785 compared to the second quarter of 2016
•	19% decrease in All-In Sustaining Cost ("AISC") per ounce[1] to $960 in the second quarter of 2017 compared to Q2 2016
•	Capital expenditures of $18.3 million in the second quarter of 2017, with $12.5 million (68%) attributable to development capital for Prestea Underground
•	204% increase in mine operating margin in the second quarter of 2017 to $13.3 million compared to Q2 2016
•	Net income attributable to Golden Star shareholders in the second quarter of 2017 of $13.9 million or $0.04 per share, compared to a net loss of $22.0 million or $0.08 loss per share in the same period of 2016
•	Consolidated cash balance of $25.9 million at June 30, 2017, with the Company remaining fully funded to deliver its capital program
•	Consolidated full year 2017 gold production guidance maintained at 255,000-280,000 ounces

Notes:
1. See "Non-GAAP Financial Measures".

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"The second quarter of 2017 represents our fifth consecutive quarter of production growth.  I am also delighted to see our operating costs continue to decrease, as we are beginning to see the impact of our high grade underground ore being realized.  Our stated strategy since 2013 has been to develop multiple sources of ore in order to reduce our risk profile and protect the Company against temporary issues with any one source.  This quarter has underlined the importance of this strategy, as we have seen compelling outperformance at two of our sources offsetting the weaker than expected performance at the two others.  At the half year, we are on track to achieve our consolidated 2017 full year production guidance and I look forward to updating the market on exploration results as we look towards future growth."

Second Quarter 2017 Conference Call Details

The Company will conduct a conference call and webcast to discuss its results for the second quarter of 2017 on Wednesday, August 2, 2017 at 10:00 am ET.

The quarterly results call can be accessed by telephone or by webcast as follows:

Toll Free (North America): +1 866 393 4306
Toronto Local and International: +1 734 385 2616
Conference ID: 53427025
Webcast: www.gsr.com

A recording and webcast replay of the call will be available from www.gsr.com following the call.

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS

		Three Months Ended
		June 30,
OPERATING SUMMARY		2017	2016
Wassa Main Pit gold sold	oz	18,697	21,092
Wassa Underground gold sold	oz	13,288	993
Prestea Open Pits gold sold	oz	31,294	20,912
Prestea Underground gold sold	oz	325	—
Total gold sold	oz	63,604	42,997
Total gold produced	oz	64,176	42,461
Average realized gold price	$/oz	1,222	1,225
Cash operating cost per ounce – Consolidated[1]	$/oz	785	959
Cash operating cost per ounce – Wassa[1]	$/oz	980	975
Cash operating cost per ounce – Prestea[1]	$/oz	585	943
Cost of sales per ounce – Consolidated[1]	$/oz	1,012	1,121
Cost of sales per ounce – Wassa[1]	$/oz	1,235	1,189
Cost of sales per ounce – Prestea[1]	$/oz	785	1,053
All-In Sustaining cost per ounce – Consolidated[1]	$/oz	960	1,185

		Three Months Ended
		June 30,
FINANCIAL SUMMARY		2017	2016
Gold revenues	$'000	77,335	51,457
Cost of sales excluding depreciation and amortization	$'000	55,173	42,956
Depreciation and amortization	$'000	8,893	4,136
Mine operating margin	$'000	13,269	4,365
General and administrative expense	$'000	1,953	8,645
(Gain)/loss on fair value of financial instruments, net	$'000	(4,907)	18,071
Net income/(loss) attributable to Golden Star shareholders	$'000	13,883	(22,034)
Adjusted net income attributable to Golden Star shareholders[1]	$'000	7,703	1,433
Income/(loss) per share attributable to Golden Star shareholders - basic	$/share	0.04	(0.08)
Income/(loss) per share attributable to Golden Star shareholders - diluted	$/share	0.02	(0.08)
Adjusted income per share attributable to Golden Star shareholders – basic[1]	$/share	0.02	0.01
Cash provided by operations	$'000	11,082	6,123
Cash provided by operations before working capital changes[1]	$'000	14,198	19,293
Cash provided by operations per share - basic	$/share	0.03	0.02
Cash provided by operations before working capital changes per share – basic[1]	$/share	0.04	0.07
Capital expenditures	$'000	18,307	23,007

Notes:
1. See "Non-GAAP Financial Measures".

OPERATIONAL PERFORMANCE

Overview

In the second quarter of 2017 Golden Star produced 64,176 ounces of gold, representing the fifth consecutive quarter of gold production growth.  Accordingly, it also represents the strongest quarter of wholly non-refractory production since the Company's inception.

This compelling result was achieved as a result of the fourth consecutive quarter of record gold production from the Prestea Open Pits, including the Mampon deposit (31,689 ounces), which represents a 51% increase compared to Q2 2016.  Golden Star had expected to complete production from the Prestea Open Pits in the third quarter of 2017 however following positive drilling results, the Company now expects to continue producing from the Prestea Open Pits until the end of the fourth quarter of 2017.

The strong performance was also due to the impact of the high grade, underground ore from the B Shoot zone of Wassa Underground being realized as the mine continues to ramp up.  The mining team began accessing the high grade B Shoot zone at Wassa Underground in late March 2017 and accordingly, the head grade processed during the second quarter of 2017 was 22% higher than in the first quarter of 2017, as during the first quarter the mining operations were accessing the more moderate grade F Shoot zone.  Daily mining rates also continued to be stronger in the second quarter of 2017 than anticipated.

Golden Star's consolidated cash operating cost per ounce1 was $785 in the second quarter of 2017, an 18% decrease compared to Q2 2016, primarily due to the 38% decrease in the cash operating cost per ounce1 at the Prestea Gold Mine2 ("Prestea").

The consolidated AISC per ounce1 was $960, a 19% decrease compared to Q2 2016 and the consolidated cost of sales per ounce1 was $1,012, a decrease of 10% compared to Q2 2016.  Golden Star expects its costs to continue to decrease in the second half of 2017 as mining operations at Wassa Underground continue to ramp up and with the anticipated commencement of commercial production at Prestea Underground.

From a development perspective, the Company experienced some challenges during the second quarter of 2017.  The original installed pumping system at Prestea Underground began to come under pressure due to the increased mining activity and as a result, the Company took the decision to suspend hoisting in order to safeguard the shaft infrastructure. By the start of the third quarter of 2017, the situation was rectified and hoisting had resumed, but the suspension impacted the rate of waste development as the operations team prioritized raise development.  As a result of the limited hoisting capacity, the first stoping ore is expected to be blasted during the third quarter of 2017 and commercial production is anticipated to be achieved during the fourth quarter of 2017.

Full Year 2017 Production Guidance

Gold production

At the end of the first half of 2017, Golden Star is on track to achieve its consolidated full year 2017 guidance for gold production of 255,000-280,000 ounces.  The Company produced 121,970 ounces during the first six months of the year, which represents 46% of the midpoint of the 2017 production guidance range (267,500 ounces). As stated at the time of the full year 2016 results and the first quarter of 2017 results, Golden Star expects gold production to be weighted towards the second half of the year due to the ramping up of production from both of the Company's underground mines, so Golden Star is confident in its ability to achieve its guidance.

However as a result of stronger than expected performance during the first half of 2017 at the Prestea Open Pits and Wassa Underground and the weaker than anticipated performance at Wassa Main Pit and the delay at Prestea Underground, the individual asset production guidance is now as follows:

Asset	Original 2017 Production Guidance (ounces)	Revised 2017 Production Guidance (ounces)
Wassa Main Pit	85,000-95,000	65,000-70,000
Wassa Underground	60,000-65,000	70,000-80,000
Wassa Consolidated	145,000-160,000	135,000-150,000
Prestea Open Pits	65,000-70,000	95,000-100,000
Prestea Underground	45,000-50,000	25,000-30,000
Prestea Consolidated	110,000-120,000	120,000-130,000
CONSOLIDATED	255,000-280,000	255,000-280,000

Cash operating cost1 and AISC1 per ounce

Golden Star remains on track to achieve its consolidated cash operating cost per ounce1 guidance.  For the first half of 2017, the Company's cash operating cost per ounce1 was $791, which is in the lowest quartile of the full year 2017 guidance range ($780-860 per ounce).  However, due to the revised individual asset production guidance, the individual asset guidance for cash operating cost per ounce1 is now as follows:

Asset	Original 2017 Cash Operating Cost[1] Guidance ($/oz)	Revised 2017 Cash Operating Cost[1] Guidance ($/oz)
Wassa Consolidated	830-915	880-935
Prestea Consolidated	715-780	680-725
CONSOLIDATED	780-860	780-860

Although the AISC per ounce1 for the first half of 2017 of $968 is below the lower end of the original full year 2017 guidance range ($970-1,070 per ounce) the consolidated guidance range has also been maintained at $970-1,070 per ounce.  This is due to an expected increase in sustaining capital at Wassa Underground during the second half of 2017 as a result of the additional development needed to maintain the higher than budgeted mining rates for 2017.

Capital expenditures

At the end of the first half of 2017, Golden Star had incurred $35.0 million of capital expenditures, which represents 56% of the consolidated 2017 guidance for capital expenditures of $62.5 million (which includes the $6.5 million enhanced exploration budget).

However as a result of the delay to commencing commercial production, a portion of Prestea Underground's operating costs have been reallocated to capital costs, which has led to an increase in the capital expenditures for Prestea Underground in 2017. Accordingly, consolidated 2017 guidance has been revised to $69.3 million.

The breakdown of the revised capital expenditures guidance is as follows:

Asset	Sustaining ($ million)	Development ($ million)	Total ($ million)
Wassa Main Pit	2.6	2.3	4.9
Wassa Underground	9.2	7.7	16.9
Prestea Open Pits	4.3	0.6	4.9
Prestea Underground	0.2	35.9	36.1
Exploration	-	6.5	6.5
CONSOLIDATED	16.3	53.0	69.3

Notes
1. See "Non-GAAP Financial Measures".
2. The Prestea Gold Mine refers to the combination of the Prestea Open Pits, the Mampon deposit and Prestea Underground.

Wassa Gold Mine

		Three Months Ended
		June 30,
		2017	2016
WASSA FINANCIAL RESULTS
Revenue	$'000	$38,942	$25,649

Mine operating expenses	$'000	28,408	23,291
Royalties	$'000	2,024	1,361
Operating costs from/(to) metals inventory	$'000	2,948	(2,733)
Inventory net realizable value adjustment	$'000	1,299	—
Cost of sales excluding depreciation and amortization	$'000	34,679	21,919
Depreciation and amortization	$'000	4,827	3,149
Mine operating (loss)/margin	$'000	$(564)	$581

Capital expenditures	$'000	3,611	13,413

WASSA OPERATING RESULTS
Ore mined - Main Pit	t	322,705	627,497
Ore mined - Underground	t	143,702	23,492
Ore mined - Total	t	466,407	650,989
Waste mined - Main Pit	t	1,647,798	2,612,501
Waste mined - Underground	t	28,826	16,984
Waste mined	t	1,676,624	2,629,485
Ore processed - Main Pit	t	490,159	556,776
Ore processed - Underground	t	145,016	16,984
Ore processed - Total	t	635,175	573,760
Grade processed - Main Pit	g/t	1.23	1.16
Grade processed - Underground	g/t	3.02	1.93
Recovery	%	94.6	94.0
Gold produced - Main Pit	oz	18,873	20,550
Gold produced - Underground	oz	13,288	993
Gold produced - Total	oz	32,161	21,543
Gold sold - Main Pit	oz	18,697	21,092
Gold sold - Underground	oz	13,288	993
Gold sold - Total	oz	31,985	22,085

Cost of sales per ounce[1]	$/oz	1,235	1,189
Cash operating cost per ounce[1]	$/oz	980	975

Notes
1. See "Non-GAAP Financial Measures"

Fatality at Wassa Underground

Safety is of the highest importance to Golden Star and it is with deep sadness that the Company reports a fatality at Wassa Underground on May 5, 2017.  Investigations suggest that an underground employee was struck by Load Haul Dump (LHD) equipment, which was turning at the junction to join the main decline to exit the mine.

Wassa Operational Overview

Gold production from the Wassa Gold Mine1 ("Wassa") was 32,161 ounces in the second quarter of 2017, a 49% increase compared to Q2 2016.  59% of Wassa's gold production was attributable to the Wassa Main Pit (18,873 ounces) and 41% (13,288 ounces) was attributable to Wassa Underground.  95% of gold production in the same period of 2016 was attributable to the Wassa Main Pit, as only development ore was being processed from Wassa Underground in the second quarter of 2016.

Wassa Main Pit production decreased by 8% compared to the same period in 2016.  This is as a result of mining slowing down in the open pit as underground production was prioritized in the processing plant and the mining operations accessed smaller zones on the South East Main portion of Wassa Main Pit.

Wassa Underground's production in the second quarter of 2017 represents a 16% increase compared to the first quarter of 2017.  Wassa Underground continued to exceed the expected mining rate for 2017 of 1,400 tonnes per day ("tpd"), with an average mining rate the first half of 2017 of over 1,600 tpd. This is due primarily to the favourable ground conditions at Wassa, which enabled the mining team to access larger stopes than planned (up to 30 metres wide) via longitudinal stoping, without having to do the additional development work that larger stopes usually require.

During the first quarter of 2017, mining operations were primarily in the F Shoot, the more moderate grade zone of the deposit.  In late March 2017 Golden Star began accessing the B Shoot, the higher grade zone of the deposit.  The majority of the underground ore processed in the second quarter of 2017 was from the B Shoot, although some residual ore from the F Shoot stopes that were blasted toward the end of the previous quarter was also fed to the plant, and as a result, there was a 22% increase in grade in the second quarter of 2017 compared to Q1 2017.  The grade is expected to increase further as Wassa Underground's mining operations move deeper into the B Shoot.

During the second quarter of 2017 the Wassa Underground operations team delivered an updated version of the short term mine plan, which covers an 18 month period and incorporates recent drilling results. The new plan reported a 10% increase in mineable tonnage and a 20% increase in ounces of gold compared to the previous plan, focusing on panels (areas of stopes) from 720 Level to 620 Level.  The new plan delivers additional ore in the immediate horizons between the 720 Level and the 695 Level, which is expected to be mined via longitudinal stoping.  Efficiencies gained from less waste development and more ore development are expected to allow for continued strong mining rates at Wassa Underground.  Due to the addition of new ore targets on the current mining horizons, transverse stoping is expected to begin after all of the longitudinal stopes have been mined.

Wassa reported a cash operating cost per ounce2 for the first quarter of 2017 of $980, an increase of $5 per ounce compared to the same period in 2016, primarily as a result of higher mining costs.  These higher mining costs were due to the transition into a combined open pit and underground operation, although importantly the higher costs per ounce from Wassa Underground began to normalize in the second quarter of 2017, compared to the first quarter of 2017, as the mining costs per tonne continue to optimize.  The cost of sales per ounce2 for Wassa in the second quarter of 2017 was $1,235.

Notes
1. The Wassa Gold Mine refers to the combination of the Wassa Main Pit and Wassa Underground.
2. See "Non-GAAP Financial Measures".

Prestea Gold Mine

		Three Months Ended
		June 30,
		2017	2016
PRESTEA FINANCIAL RESULTS
Revenue	$'000	$38,393	$25,808

Mine operating expenses	$'000	20,860	18,654

Royalties	$'000	2,194	1,320
Operating costs to metals inventory	$'000	(2,560)	1,063
Cost of sales excluding depreciation and amortization	$'000	20,494	21,037
Depreciation and amortization	$'000	4,066	987
Mine operating margin	$'000	$13,833	$3,784

Capital expenditures	$'000	14,696	9,594

PRESTEA OPERATING RESULTS
Ore mined	t	351,860	306,157
Waste mined	t	955,691	1,067,206
Ore processed	t	370,928	377,636
Grade processed	g/t	3.15	1.95
Recovery	%	88.4	85.9
Gold produced – Open Pits	oz	31,689	20,918
Gold produced – Underground	oz	325	—
Gold produced – Total	oz	32,014	20,918
Gold sold - Open Pits	oz	31,294	20,912
Gold sold - Underground	oz	325	—
Gold sold - Total	oz	31,619	20,912

Cost of sales per ounce[1]	$/oz	785	1,053
Cash operating cost per ounce[1]	$/oz	585	943

Notes
1. See "Non-GAAP Financial Measures".

Prestea Operational Overview

Gold production from the Prestea Gold Mine in the second quarter of 2017 was 32,014 ounces.  This includes gold production from the Prestea Open Pits (including the Mampon deposit) of 31,689 ounces (99% of Prestea's production), delivering record quarterly production for the fourth consecutive quarter, and gold production of 325 ounces from Prestea Underground, representing the first ounces produced from development ore from the underground mine (1% of Prestea's production).  Prestea's performance in the second quarter of 2017 delivers a 53% increase compared to the same period in 2016 due to a 62% increase in grade processed and a 3% increase in recovery rate, slightly offset by a 2% decrease in ore processed.  The substantial increase in head grade is as a result of production commencing from the high grade Mampon deposit and production of the first ounces from Prestea Underground.

At the end of the first half of 2017, Prestea had produced 58,460 ounces, bringing it within 10% of the lower end of its original full year 2017 range (65,000-70,000 ounces).  Golden Star had expected to complete production from the Prestea Open Pits during the third quarter of 2017, however following positive exploration results, the Company now believes it will be able to mine additional ore and continue producing from the Prestea Open Pits until the end of the fourth quarter of 2017.  As a result, Golden Star has increased the full year guidance from the Prestea Open Pits (including the Mampon deposit) to 95,000-100,000 ounces.

Prestea reported a cash operating cost per ounce1 of $585 in the second quarter of 2017, which represents a 38% decrease compared to the same period in 2016.  This outperformance is a result of the strong production delivered by Prestea and the consequent increase in gold sold.  The cost of sales per ounce1 at Prestea in the first quarter of 2017 was $785.

Prestea Underground Development

By the end of the second quarter of 2017, the refurbishment of Prestea Underground was in its final stages and development of the second stope of the West Reef had commenced.  All five Alimak raise climbers were on site and the winder upgrades were complete, enabling an increase in hoisting capacity to achieve the targeted production rate in 2017.

By July 30, 2017 the first raise development was completed. The raise had been screened and bolted and longhole drilling had commenced for hanging wall cable bolt installation.  The second raise had advanced 132 metres and the third and fourth Alimak nests are under construction. The first stope is expected to be blasted during the third quarter of 2017.

During the second quarter of 2017 the original installed pumping system at Prestea Underground began to come under pressure due to the increased mining activity.  As a result, the Company took the decision to suspend hoisting in order to safeguard the shaft infrastructure. The suspension impacted the rate of waste development as the operations team prioritized the stope raise development.  Development material was stockpiled underground allowing raise development to continue throughout the period.  By the start of the third quarter of 2017, the situation was rectified and hoisting resumed.

As of July 30, 2017, 18,890 tonnes of development ore and 18,264 tonnes of waste from Prestea Underground have been hoisted and delivered to the processing plant's run-of-mine pad.  The average grade of the ore hoisted is estimated at 5.3 grams per tonne ("g/t"). This ore has been diluted from the average stope grade of 13.9 g/t because the raise width extends outside of the average width of the orebody. Further dilution of the hoisted ore grade comes from waste development on 24 Level, which has not been batched through the tramming and hoisting system. It is expected that ore grades will rise towards the Mineral Reserve grade as the project proceeds to the stoping phase and the 24 Level waste development reduces.

Currently this ore is being blended and processed with ore from the Prestea Open Pits and the Mampon deposit.  The ore from Prestea Underground has performed as anticipated in terms of metallurgical recovery and its non-refractory nature.  The grades recorded from samples taken from the two raises, in-fill drilling and muck samples have also continued to confirm the expected grade profile of the West Reef.

Golden Star previously expected to produce 45,000-50,000 ounces of gold from Prestea Underground in 2017.  Due to the delays experienced, the Company now expects to produce 25,000-30,000 ounces of gold.  The reduction in ounces from Prestea Underground is anticipated to be compensated for by the extension to the mine lives of the Prestea Open Pits, so the 2017 guidance range for total ounces produced from the two Prestea operations has been increased by 10,000 ounces.  It is anticipated that the first stoping ore will be blasted at Prestea Underground during the third quarter of 2017 and commercial production will be achieved during the fourth quarter of 2017.

Notes
1. See "Non-GAAP Financial Measures".

Exploration

During the second quarter of 2017, drilling was conducted at both the Wassa and Prestea mines, in line with the 2017 exploration strategy.

At Wassa, four surface rigs were employed during the quarter, with two of these focused on assessing the potential extension of the B Shoot zone to the North and South of the current ore body.  Five holes (1,845 metres) were drilled in total in this area and the results are expected to be announced later in the third quarter of 2017.

The first hole of a 200 metre step out program along the B and F Shoot trends to the South was also initiated during the second quarter of 2017.  This had reached a depth of 913 metres at June 30, 2017, and drilling was completed at 1,192 meters by mid-July, 2017, with logging and sampling having commenced.  The directional drilling of a daughter hole, which was wedged from the initial hole at 587 metres, has been commenced and similarly to the first hole, the planned total depth for this hole is between 1,000 and 1,200 metres.  As at July 30, 2017 the second hole had reached a total depth of 675 metres.

A fourth rig conducted in-fill drilling during the second quarter of 2017 in the planned Cut 3 pit design of the Wassa Main Pit.  The Company plans to use the results of the new drilling, including grade control holes from surface and underground, for a Mineral Resource model update and for year-end Mineral Resource and Mineral Reserve statements.

At Prestea, one underground drill rig focused on in-fill drilling the first five planned stopes of the West Reef ore body.  Twenty holes have been drilled (3,205 metres) and the first 14 results from this program were disclosed in the Company's news release dated July 6, 2017, including 1.1m grading 75.7 g/t of gold ("Au") from 147.0 metres and 2.0 metres grading 26.9 g/t Au from 148.2 metres.  These results confirm the previously modelled high grade nature, strong continuity of gold mineralization and thickness of the West Reef ore body (averaging 1.5 metres).  Golden Star expects to begin the extension drilling of the West Reef during the third quarter of 2017.

FINANCIAL PERFORMANCE

Capital Expenditures

Golden Star continued to incur substantial capital expenditures in the second quarter of 2017 as the Company further advanced Prestea Underground towards production.  Capital expenditures totaled $18.3 million, a 20% decrease compared to the same period in 2016 as a result of the construction of Wassa Underground being largely complete and the commencement of commercial production at this mine on January 1, 2017.

Development capital accounted for 89% of capital expenditures ($16.3 million), with the majority relating to Prestea Underground ($12.5 million).  Other key capital expenditures during the quarter were incurred to fund the continued development of Wassa Underground ($1.9 million), for the development of the Prestea Open Pits ($0.7 million) and at the Mampon deposit ($0.6 million).

Second Quarter 2017 Capital Expenditures Breakdown (in millions)

Item	Sustaining	Development	Total
Wassa Open Pit and Processing Plant	0.8	-	0.8
Wassa Tailings Storage Facility Expansion	-	0.6	0.6
Wassa Underground	-	1.9	1.9
Other Development	-	0.3	0.3
Wassa Subtotal	0.8	2.8	3.6
Prestea Open Pits (including Mampon deposit)	1.2	0.2	1.4
Prestea Underground	-	12.5	12.5
Other Development	-	0.8	0.8
Prestea Subtotal	1.2	13.5	14.7
Consolidated	2.0	16.3	18.3

Other Financial Highlights

Gold revenues for the second quarter of 2017 totaled $77.3 million from gold sales of 63,604 ounces, at an average realized gold price of $1,222 per ounce.  This represents a 50% increase in revenues compared to the second quarter of 2016, which was due to higher gold production at both the Wassa and Prestea operations.

Cost of sales excluding depreciation and amortization for the second quarter of 2017 totaled $55.2 million, an increase of 28% from the same period in 2016.  This was due primarily to higher mining costs at Wassa as it continues to transition into being a combined open pit and underground operation.  Wassa Underground also achieved commercial production on January 1, 2017 and as a result, mining costs were higher in the second quarter of 2017 than in the same period in 2016 as previously underground mining costs were capitalized.  In addition, there was a $5.7 million increase in inventory charges in the second quarter of 2017 due to a drawdown of stockpiles at Wassa.  This increase at Wassa was slightly offset by the decrease in the cost of sales excluding depreciation and amortization at Prestea as this mine experienced an accumulation of inventories during the second quarter of 2017.

Depreciation and amortization expenses for the second quarter of 2017 totaled $8.9 million, compared to $4.1 million in the second quarter of 2016.  This increase is primarily a result of the commencement of depreciation on the Wassa Underground assets on January 1, 2017 when the underground mine achieved commercial production, stronger production from Prestea and lower Mineral Resource and Mineral Reserve estimates for the Prestea Open Pits compared to 2016.

As a result, Golden Star reported a mine operating margin of $13.3 million in the second quarter of 2017.  This represents a 204% increase compared to the same period in 2016 as a result of the 50% increase in gold revenues.

General and administrative ("G&A") expenses for the second quarter of 2017 totaled $2.0 million, compared to $8.6 million in Q2 2016.  The 77% decrease in G&A expenses is due to the decline in non-cash shared based compensation in the second quarter of 2017, whereas in the same period in 2016, non-cash share based compensation accounted for $5.4 million of the total.

Golden Star recorded a fair value gain of $4.9 million on financial instruments in the second quarter of 2017, compared to a loss of $18.1 million in the same period in 2016.  The gain was comprised of a $4.0 million non-cash revaluation gain on the embedded derivative liability of the 7% Convertible Debentures and a $1.0 million non-cash revaluation gain on the warrants, offset by a $0.1 million non-cash revaluation loss on the 5% Convertible Debentures.

The net income attributable to Golden Star shareholders - basic for the second quarter of 2017 was $13.9 million or $0.04 income per share, compared to a net loss of $22.0 million or $0.08 loss per share in the second quarter of 2016.  The significant increase in net income in the second quarter of 2017 was due primarily to a higher mine operating margin at Prestea and a fair value gain on financial instruments, compared to a fair value loss in the same period in 2016.  These were partially offset by a mine operating loss at Wassa in the second quarter of 2017 compared to a mine operating margin in Q2 2016.

After certain adjustments, the adjusted net earnings attributable to Golden Star shareholders1 was $7.7 million, compared to $1.4 million in the same period in 2016.

Cash provided by operations in the second quarter of 2017 was $11.1 million or $0.03 per share, which compares to $6.1 million or $0.02 per share in Q2 2016.  Cash provided by operations before changes in working capital1 for the period was $14.2 million or $0.04 per share, compared to $19.3 million or $0.07 per share in the same period of 2016.  The decrease in cash provided by operations before working capital1 was due to a $20.0 million advance payment from RGLD Gold AG during the second quarter of 2016 compared to $nil in the second quarter of 2017, and the mine operating loss at Wassa in the second quarter of 2017 compared to a mine operating margin in the same period of 2016.  The decrease was partially offset by a higher mine operating margin at Prestea in the second quarter of 2017 compared to Q2 2016.

The Company's consolidated cash balance was $25.9 million at June 30, 2017 and Golden Star remains fully funded to deliver its capital program. Working capital used $3.1 million during the second quarter of 2017, compared to $13.2 million in the same period in 2016. The working capital changes in the second quarter of 2017 related to an increase of $2.3 million in accounts receivable, a $0.5 million decrease in accounts payable and accrued liabilities, a $0.6 million increase in inventory, offset by a $0.2 million decrease in prepaids and other.

In March 2017, Golden Star's subsidiary, Golden Star (Wassa) Limited ("GSWL"), signed a commitment letter with Ecobank Ghana Limited regarding a $25 million secured medium term loan facility. GSWL has twelve months from the date of the commitment letter to make drawdowns on the facility. The Company anticipates that any drawdowns from the facility would be used for general working capital purposes and as at August 1, 2017, the Company has made a single drawdown of $10 million, which is included in the consolidated cash balance at June 30, 2017.

For further information about Golden Star's operational and financial performance, please visit the Financial and Operational database at http://apps.indigotools.com/IR/IAC/?Ticker=GSC&Exchange=TSX.  The data relating to the second quarter of 2017 will be available 24 hours after release at the latest.

Notes
1. See "Non-GAAP Financial Measures".

Other Corporate Developments

Changes to Board of Directors

Following the Annual General Meeting on May 4, 2017, the Company welcomed the Honourable Mona Quartey to the Board of Directors. Ms. Quartey has 26 years of experience in risk management, treasury and corporate finance.  Based in Accra, Ghana, she is the Managing Partner of BVM Advisory Services, which acts as a consultant to both public and private sector bodies.  From July 2014 to January 2017, she served as Deputy Finance Minister in charge of Economic Strategy for the Ghana Ministry of Finance and prior to that she held a variety of senior roles in Ghana and in the United States of America.  Tony Jensen and Bill Yeates retired from the Board of Directors at the conclusion of the annual general meeting.

Repayment of Remaining 5% Convertible Debentures

At the end of the second quarter of 2017 Golden Star repaid the remaining $13.6 million principal amount of its 5.0% convertible senior unsecured debentures due June 1, 2017 ("5% Convertible Debentures"), plus accrued interest, in cash.  All of the 5% Convertible Debentures are now settled and no longer outstanding.

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in the fourth quarter of 2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME/LOSS
(Stated in thousands of U.S. dollars except shares and per share data)
(Unaudited)

	Three Months Ended
	June 30,
	2017	2016

Revenue	$77,335	$51,457
Cost of sales excluding depreciation and amortization	55,173	42,956
Depreciation and amortization	8,893	4,136
Mine operating margin	13,269	4,365

Other expenses/(income)
Exploration expense	308	539
General and administrative	1,953	8,645
Finance expense, net	2,354	2,730
Other income	(120)	(2,784)
(Gain)/loss on fair value of financial instruments, net	(4,907)	18,071
Net income/(loss) and comprehensive income/(loss)	$13,681	$(22,836)
Net loss attributable to non-controlling interest	(202)	(802)
Net income/(loss) attributable to Golden Star shareholders	$13,883	$(22,034)

Net income/(loss) per share attributable to Golden Star shareholders
Basic	$0.04	$(0.08)
Diluted	$0.02	$(0.08)
Weighted average shares outstanding-basic (millions)	376.2	273.1
Weighted average shares outstanding-diluted (millions)	444.8	273.1

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(Unaudited)

	As of
	June 30	Dec 31
	2017	2016

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$25,899	$21,764
Accounts receivable	6,429	7,299
Inventories	45,110	44,381
Prepaids and other	5,411	3,926
Total Current Assets	82,849	77,370
RESTRICTED CASH	6,493	6,463
MINING INTERESTS	233,289	215,017
Total Assets	$322,631	$298,850

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$86,242	$92,900
Derivative liabilities	2,174	2,729
Current portion of rehabilitation provisions	4,828	5,515
Current portion of deferred revenue	17,828	19,234
Current portion of long term debt	8,134	15,378
Current portion of other liability	8,634	2,073
Total Current Liabilities	127,840	137,829
REHABILITATION PROVISIONS	71,659	71,867
DEFERRED REVENUE	99,899	94,878
LONG TERM DEBT	86,008	89,445
LONG TERM DERIVATIVE LIABILITY	5,891	15,127
LONG TERM OTHER LIABILITY	3,898	10,465
Total Liabilities	$395,195	$419,611

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares
authorized. No shares issued and outstanding	-	-
Common shares, without par value, unlimited shares authorized	780,261	746,542
CONTRIBUTED SURPLUS	34,908	33,861
DEFICIT	(818,898)	(832,951)
Deficit attributable to Golden Star shareholders	(3,729)	(52,548)
NON-CONTROLLING INTEREST	(68,835)	(68,213)
Total Deficit	(72,564)	(120,761)
Total Liabilities and Shareholders' Equity	$322,631	$298,850

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended
	June 30,
	2017	2016
OPERATING ACTIVITIES:
Net income/(loss)	$13,681	$(22,836)
Reconciliation of net income/(loss) to net cash
provided by operating activities:
Depreciation and amortization	8,902	4,141
Share-based compensation	(1,273)	5,396
Gain on fair value of embedded derivatives	(4,036)	-
Loss on fair value of 5% Convertible Debentures	134	15,677
Recognition of deferred revenue	(3,096)	(2,831)
Proceeds from Royal Gold stream	-	20,000
Reclamation expenditures	(1,503)	(1,169)
Other	1,389	915
Changes in working capital	(3,116)	(13,170)
Net cash provided by operating activities	11,082	6,123
INVESTING ACTIVITIES:
Additions to mining properties	(237)	(348)
Additions to plant and equipment	(145)	-
Additions to construction in progress	(17,925)	(22,659)
Change in accounts payable and deposits on mine
equipment and material	787	234
Net cash used in investing activities	(17,520)	(22,773)
FINANCING ACTIVITIES:
Principal payments on debt	(514)	(2,355)
Proceeds from debt agreements	10,000	-
5% Convertible Debentures repayment	(13,611)	(1,701)
Shares issued, net	(3)	13,706
Exercise of options	10	16
Net cash (used in)/provided by financing activities	(4,118)	9,666
Decrease in cash and cash equivalents	(10,556)	(6,984)
Cash and cash equivalents, beginning of period	36,455	14,561
Cash and cash equivalents, end of period	$25,899	$7,577

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost per ounce", "All-In Sustaining Costs per ounce", "cost of sales per ounce", "cash provided by operations before changes in working capital" and "adjusted net earnings attributable to shareholders". These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.  "Cash operating cost per ounce" for a period is equal to "Cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.  We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards ("IFRS").

"All-In Sustaining Costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs excluding non-cash share based compensation, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs.  This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of All-In Sustaining Costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.  Non-cash share-based compensation expenses are now also excluded from the Company's current method of calculating All-In Sustaining Costs, as the Company believes that such expenses may not be representative of the actual payout on the equity and liability based awards. Non-cash share-based compensation expenses were previously included in the calculation of All-In sustaining costs. The Company has presented comparative figures to conform with the computation of All-In Sustaining Costs as currently calculated by the Company.

"Cost of sales" means cost of sales excluding depreciation and amortization as shown on the Company's statement of operations plus depreciation and amortization.  "Cost of sales per ounce" for the period is "Cost of sales" divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cash provided by operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows. "Cash provided by operations before working capital changes per share – basic" is "Cash provided by operations before working capital changes" divided by the basic weighted average number of shares outstanding for the period.

In order to indicate to stakeholders the Company's earnings excluding the non-cash loss on the fair value of the Company's outstanding convertible debentures, non-cash impairment charges, and non-cash share based compensation, the Company calculates "adjusted net income attributable to shareholders" and "adjusted income per share attributable to shareholders" to supplement the condensed interim consolidated financial statements.  The adjusted income per share attributable to shareholders is calculated using the weighted average number of shares outstanding using the basic method of earnings per share.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs.  There are material limitations associated with the use of such non-GAAP measures.  Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the full year ended December 31, 2016 and the Company's Management Discussion and Analysis for the three and six months ended June 30, 2017, which are available at www.sedar.com.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: costs decreasing further as Wassa Underground continues to ramp up and Prestea Underground commences commercial production; the timing for the cessation of production from the Prestea Open Pits; the timing for blasting the first stoping ore and commercial production at Prestea Underground; the weighting of gold production to the second half of 2017; production, cash operating cost, All-In Sustaining Cost and capital expenditures guidance for full year 2017; the impact of mining B Shoot on Wassa Underground's grade; mining plans for Wassa Underground, including the Levels to be mined via longitudinal stoping and the timing of transverse stoping; the efficiencies to be gained from less waste development and more ore development on mining rates at Wassa Underground; the grade profile of the West Reef of Prestea Underground; ore grades rising towards the Mineral Reserve grade as Prestea Underground proceeds to the stoping phase and the 24 Level waste development reduces; the timing for extension drilling of the West Reef; the risk profile of the Company; the ability to achieve 2017 production guidance in terms of production, profitability, cash operating costs, cash operating costs per ounce, AISC per ounce, and capital expenditures; sustaining, development and total capital expenditures for 2017; future work to be completed at Prestea Underground; the timing for rehabilitation work, as well as pre-development and development work and stoping, at Prestea Underground; the timing of and amount of production from Prestea Underground; the anticipated mining rate for Prestea Underground; the grade of ore from Prestea Underground; and ability of the Company to extend production at the Prestea Open Pits and Mampon; the timing of the release of the Company's drilling results; the reduction in ounces from Prestea Underground being compensated for by the extension to the mine lives of the Prestea Open Pits; and the Company's intended use of proceeds from the Ecoban medium term loan facility.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information and Quality Control

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to NI 43-101.  Dr. Raffield is Senior Vice President of Project Development and Technical Services for Golden Star.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014; (ii) Prestea Underground - "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015; and (iii) Bogoso - "NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana" effective date December 31, 2013.

Cautionary Note to U.S. Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release or in the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/August2017/01/c3692.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:35e 01-AUG-17